NOTE 1.   **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

Hardcastle Trading USA, LLC (the "Company") was formed as a limited liability company on January 16, 2003, under the laws of the state of Delaware to manage and operate as a registered securities broker-dealer and to engage in options market making and proprietary trading. The Company is a wholly-owned subsidiary of Hardcastle Trading AG (the "Parent"), a Swiss company, and is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer. Additionally, the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and a participant or market maker on most U.S. securities and options exchanges. The Company clears its securities transactions on a fully disclosed basis through another broker-dealer.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless the member has signed a specific guarantee.

Market making

Market making activities consist principally of market making in listed options. As a market maker, the Company commits capital on a principal basis to buy securities or sell securities on regulated options exchanges.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*. Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from those estimates.

Revenue recognition

Securities transactions are recorded on a trade-date basis. Dividend income is recognized on the ex-dividend date, and dividends declared on short positions held on the ex-dividend date are recorded as dividend expense. Interest income and expense are recognized on an accrual basis.

NOTE 1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Property and equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided using accelerated methods over the estimated useful lives of the assets, which are as follows:

Furniture and equipment	7 years
Computer equipment	5 years
Computer software	3 years

Concentrations of credit risk

The Company maintains its cash at a major financial institution in accounts that at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, clearing houses, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Investments in securities consist of securities of companies that are located primarily in the United States of America.

Fair value measurements

The Company follows the guidance in FASB ASC 820. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Fair value measurements (continued)

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Income taxes

The Company is a limited liability company that has elected to be taxed as a C corporation. A C corporation is taxed as a separate entity under relevant tax laws.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

New accounting pronouncement

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases. ASU No. 2016-02 requires that, at lease inception, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense in the statements of earnings. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is still evaluating the effect of the ASU 2016-02 on its financial statements condition and on net capital.

Subsequent events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through August 25, 2016. There were no material subsequent events that required recognition or additional disclosure in the statement of financial condition.

NOTE 2.   PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2016:

Furniture and equipment	$ 118,198
Computer equipment	2,534,456
Software	155,789
Leasehold improvements	70,544
	2,878,987
Less: accumulated depreciation	(2,351,730)
Property and equipment, net	$ 527,257

NOTE 3. <u>**INCOME TAXES**</u>

The following is a summary of the Company's provision for income taxes recorded for the year ended June 30, 2016:

Current:		
Federal	$	263,305
State		52,960
Total	$	316,265

The current provision for income taxes approximates the statutory rates in effect.

NOTE 4. <u>**NET CAPITAL REQUIREMENTS**</u>

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital in accordance with the Alternative Method permitted by the Rule. Under this alternative, the Company's minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. At June 30, 2016, the Company had net capital of approximately $21,850,000 which exceeded the Company's minimum net capital requirement of $250,000.

The Company has elected, and Goldman Sachs & Company ("GS"), as the Company's clearing broker-dealer, has permitted, the Company to use SEC Rule 15c3-1(a)(6) for purposes of calculating net capital.

NOTE 5. <u>**RELATED-PARTY TRANSACTIONS**</u>

Effective February 1, 2004, the Company entered into a licensing agreement with its Parent. On July 1, 2014, the Company and the Parent agreed to extend the agreement through June 30, 2019. The agreement provides the Company with access to certain software and know-how developed by the Parent, as well as to certain administrative and management services provided by the Parent with respect to the Company's trading, risk management, and back office operations. The agreement states that the Company is to pay the Parent under the agreement based upon its return on utilized capital, as defined in the agreement. In addition, as more fully described in Note 8, the Company has received financing from its Parent.

NOTE 6. <u>**SECURITIES SOLD, NOT YET PURCHASED**</u>

Securities sold, not yet purchased are collateralized by cash and securities owned, held at the clearing broker at June 30, 2016.

NOTE 7. **COMMITMENTS**

Effective April 16, 2008, the Company has entered into a master service agreement with an unrelated entity. Under the agreement, the Company receives access to electronic communications systems and facilities. In addition, the Company also occupies office space within the service center. As of June 30, 2016, future minimum annual commitments under the master service agreement through June 30, 2021 were as follows.

Year ending June 30:	
2017	432,612
2018	432,612
2019	432,612
2020	432,612
2021	432,612
	$2,163,060

NOTE 8. **NOTES PAYABLE TO PARENT**

The Company has entered into various unsecured promissory note agreements with its Parent to fund trading activities. The terms of these notes range between three and six years. The notes require annual interest-only payments. The interest rate for these loans is 130% of the monthly Applicable Federal Rate for mid-term loans, as published by the Internal Revenue Service.

As of June 30, 2016, future principal payments required under the notes are as follows:

Year ending June 30:	
2017	15,000,000
2018	10,200,000
	$ 25,200,000

For the year ended June 30, 2016, interest incurred on notes payable to the Parent totaled $643,399.

NOTE 9. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CREDIT RISK**

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used for trading activities and to manage market risk and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Company has elected to use the disclosure option codified in FASB ASC 815, *Derivatives Instruments and Hedging*, with respect to its derivative activities.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate

NOTE 9.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CREDIT RISK (CONTINUED)

market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

The Company does not apply hedge accounting as defined in FASB ASC 815, as all financial instruments are marked to market, with changes in fair values reflected in earnings.

The following tables present additional information about derivatives held by the Company, including the volume of the Company's derivative activities based on the number of contracts and notional amounts, categorized by primary risk exposure, and reflected in the statement of financial condition as of June 30, 2016:

| | | Assets | |
| | | | |
Primary Risk Exposure	Notional Amount	Fair Value	Number of Contracts
Equity option contracts - Puts	$ 3,841,753,650	$ 256,770,040	717,228
Equity option contracts - Calls	3,569,217,795	236,041,360	573,129
	$ 7,411,971,445	$ 492,811,400	1,290,357

| | | Liabilities | |
| | | | |
Primary Risk Exposure	Notional Amount	Fair Value	Number of Contracts
Equity option contracts - Puts	$ 3,411,426,319	$ 187,492,690	689,947
Equity option contracts - Calls	3,571,377,295	181,552,215	636,535
	$ 6,982,803,614	$ 369,044,905	1,326,482

The Company is subject to equity price risk in the normal course of pursuing its options market making activities. The Company may enter into options for use as an economic hedge against certain positions held in the Company's market making portfolio. Options purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is

NOTE 9.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CREDIT RISK (CONTINUED)

subsequently adjusted to the current fair value of the option written. Options written by the Company may expose the Company to market risk of an unfavorable change in the financial instrument underlying the written option. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Fair values of derivative contracts in an asset position are included in "Securities owned, at fair value" in the accompanying statement of financial condition. Fair values of derivative contracts in a liability position are included in "Securities sold, not yet purchased, at fair value" in the accompanying statement of financial condition.

In addition, the Company has sold securities that it does not currently own; therefore, it will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at June 30, 2016, at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to June 30, 2016, prior to the Company "closing" its position.

Substantially all of the amount due from the clearing broker-dealer and securities owned are held at the clearing broker and are, therefore, subject to the credit risk of the clearing broker.

Trading income is primarily the result of equity share and equity option transactions.

NOTE 10.   **EMPLOYEE BENEFIT PLANS**

The Company sponsors a 401(k) retirement plan (the "Plan") to provide retirement benefits for its employees. Employees may contribute a percentage of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Plan provides for discretionary contributions as determined by management.

NOTE 11.   **JOINT BACK OFFICE CLEARING AGREEMENT**

The Company has a Joint Back Office ("JBO") clearing agreement with GS. The agreement allows JBO clearing agreement participants to receive favorable margin treatment as compared to the full customer margin requirements of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. As part of this agreement, the Company is required to maintain a minimum liquidating equity (as defined) with GS.

NOTE 12.   **FAIR VALUE MEASUREMENTS**

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a)   *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b)   *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c)   *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following tables present the Company's fair value hierarchy for those assets and liabilities securities measured at fair value as summarized by industry on a recurring basis as of June 30, 2016:

	Level 1	Level 2	Level 3	Total	Valuation Technique
Assets:					
Equity securities owned, at fair value:					
Basic materials	$ 24,629,473	$ -	$ -	$ 24,629,473	(a)
Communication	142,771,824	-	-	142,771,824	(a)
Consumer	48,237,647	-	-	48,237,647	(a)
Cyclical	80,897,434	-	-	80,897,434	(a)
Energy	1,092,252	-	-	1,092,252	(a)
Financials	139,008,738			139,008,738	(a)
Healthcare	89,862,464	-	-	89,862,464	(a)
Industrial	15,803,594	-	-	15,803,594	(a)
Technology	96,324,333	-	-	96,324,333	(a)
Index	9,546,031			9,546,031	(a)
	648,173,790	-	-	648,173,790	
Options owned, at fair value:					
Basic materials	35,568,171	-	-	35,568,171	(a)
Communication	88,914,288	-	-	88,914,288	(a)
Consumer	38,779,489	-	-	38,779,489	(a)
Cyclical	65,255,322	-	-	65,255,322	(a)
Energy	944,509	-	-	944,509	(a)
Financials	45,009,832	-	-	45,009,832	(a)
Healthcare	58,700,180	-	-	58,700,180	(a)
Industrial	56,472,412	-	-	56,472,412	(a)
Technology	94,377,939	-	-	94,377,939	(a)
Utilities	7,597,171	-	-	7,597,171	(a)
Index	1,192,087	-	-	1,192,087	(a)
	492,811,400	-	-	492,811,400	

NOTE 12. FAIR VALUE MEASUREMENTS (CONTINUED)

	Level 1	Level 2	Level 3	Total	Valuation Technique
Not readily marketable securities included in other assets	-	-	10,000	10,000	(b)
Total	$ 1,140,985,190	$ -	$ 10,000	$ 1,140,995,190	

	Level 1	Level 2	Level 3	Total	Valuation Technique
Liabilities:					
Equity securities sold, not yet purchased, at fair value:					
Basic materials	$ 24,791,420	$ -	$ -	$ 24,791,420	(a)
Communication	79,205,091	-	-	79,205,091	(a)
Consumer	79,928,868	-	-	79,928,868	(a)
Cyclical	66,043,849	-	-	66,043,849	(a)
Energy	4,524,987	-	-	4,524,987	(a)
Financials	33,592,074	-	-	33,592,074	(a)
Healthcare	113,858,914	-	-	113,858,914	(a)
Industrial	137,486,732	-	-	137,486,732	(a)
Technology	114,638,911	-	-	114,638,911	(a)
Utilities	32,752,355	-	-	32,752,355	(a)
Index	4,405,226	-	-	4,405,226	(a)
	691,228,427	-	-	691,228,427	
Options sold, not yet purchased, at fair value:					
Basic materials	32,002,903	-	-	32,002,903	(a)
Communication	93,944,986	-	-	93,944,986	(a)
Consumer	26,709,409	-	-	26,709,409	(a)
Cyclical	47,276,455	-	-	47,276,455	(a)
Energy	1,084,459	-	-	1,084,459	(a)
Financials	38,240,606	-	-	38,240,606	(a)
Healthcare	30,431,155	-	-	30,431,155	(a)
Industrial	31,007,090	-	-	31,007,090	(a)
Technology	64,008,989	-	-	64,008,989	(a)
Utilities	3,205,190	-	-	3,205,190	(a)
Index	1,133,659	-	-	1,133,659	(a)
	369,044,901	-	-	369,044,901	
Total	$ 1,060,273,328	$ -	$ -	$ 1,060,273,328	

Equity securities are included in Level 1 as they are valued at quoted market prices (the market approach). Securities that are not readily marketable (consisting solely of the Company's investment in the JBO) are stated at cost, which approximates fair value.

NOTE 12.   <u>**FAIR VALUE MEASUREMENTS (CONTINUED)**</u>

During the year ended June 30, 2016, there were no transfers between levels of the fair value hierarchy.

The following table presents a reconciliation of beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Other Investments
Balance – beginning	$ 10,000
Purchases	-
Sales	-
Settlements	-
Balance - ending	$ 10,000